SCHLUETER & ASSOCIATES, P.C.

5290 DTC PARKWAY, SUITE 150

GREENWOOD VILLAGE, CO 80111 USA

TELEPHONE: +303-292-3883

FACSIMILE: +1-303-296-8880

January 20, 2017

Larry Spirgel, Assistant Director

AD Office 11 – Telecommunications

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

Washington, DC 20549 USA

Re:	Starlight Supply Chain Management Company
Form 8-K
Filed November 21, 2016
File No. 333-197291

Dear Mr. Spirgel,

We represent Starlight Supply Chain Management Company (“Starlight” and “Registrant”), and this letter is in response to your letter dated December 14, 2016 (“Letter”) with respect to Starlight’s Form 8-K that was filed on November 21, 2016 (“Form 8-K”). The Staff of the Division raised certain comments in the Letter with respect to disclosures in the Form 8-K. We have reproduced the comments below and provided the Company’s response to the comments immediately below each comment.

Form 8-K filed with the SEC on November 21, 2016

General

1.	Provide us with copies of any industry analysis and statistics upon which you rely. Please highlight the specific portions that you are relying upon so that we can reference them easily.

Company Response

The Company does not rely upon any industry analysis or statistics in the conduct or operation of its business or the disclosures contained in the Form 8-K. The conduct of the business and disclosures are based upon the knowledge, experience and beliefs of its management and employees.

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

January 20, 2017

Business, page 4

2.	We note your disclosure that the services of Sing Kong Supply Chain Management Company Limited have principally involved sourcing and delivering raw materials, such as minerals and glass, and that you expect to serve customers who are seeking metals such as copper, aluminum, and zinc. Please expand your disclosure to include your sources, availability, and the names of principal suppliers of these raw materials. Please refer to Item 101(h)(4) of Regulation S-K.

Company Response

The Form 8-K has been amended to disclose the names of the Company’s principal raw materials suppliers, and that aluminum was the principal product sourced during the six month period ended October 31, 2016. We note that the Company intends to focus upon copper, aluminum, and zinc, although aluminum was the principal raw material sourced during the six month period ended October 31, 2016.

Principal Products or Services, page 5

3.	We note your disclosure that you anticipate being able to assist future customers in obtaining financing due to a recent agreement with China Postal Bank. If this is a material contract, please file the agreement with China Postal Bank as an exhibit.

Company Response

The Company has filed the agreement and the English translation of the agreement as an exhibit to the amended Form 8-K.

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

January 20, 2017

Risk Factors, page 13

We envision a period of rapid growth that may impose a significant burden on our administrative and operational resources which, if not effectively managed, could impair our growth, page 14.

4.	Please expand on your basis for the statement that you envision a period of rapid growth.

Company Response

The statement referenced is based upon the experience of management with other supply chain management companies, as well as the operations during the three month period ended July 31, 2016, and the six months ended October 31, 2016. We have inserted language into the risk factor to indicate the basis for the statement in response to this comment.

Management’ s Discussion and Analysis or Plan of Operations, page 27

5.	Please expand your discussion to include information about whether you expect your current financial level to increase or decrease. Additionally, tell us if you expect any material historical income or loss to change.

Company Response

The comment about “financial level” is unclear. The request that the Company should tell you whether they expect any material historical income or loss to change is unclear as well.

The Company is obligated to present financial information that is not materially misleading or inaccurate and it has done so. We respectfully request that the comment relating to “any material historical income or loss to change” be waived.

The Company believes that it has complied with the applicable item and disclosure requirements relating to Management’s Discussion and Analysis. The Staff’s attention is directed to the section captioned “MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS” included in the Form 8-K. We note that we discussed this comment with the Staff and request that the portion of the comment relating to the “financial level” either increasing or decreasing be waived.

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

January 20, 2017

Liquidity and Capital Resources, page 30

6.	Disclose whether you believe your cash and cash generated from operations will satisfy your anticipated short-term and long-term working capital needs.

Company Response

Management does not believe that its current cash and cash generated from operations will be sufficient to meet its short-term and long-term working capital needs. The Company has inserted disclosure to the effect that management does not believe that cash and cash generated from operations will satisfy the Company’s anticipated short-term and long-term working capital needs. We have also inserted a cross-reference to the risk factor captioned “We may not be able to raise the additional capital necessary to execute our business strategy, which could result in the curtailment of our operations.” The risk factor makes it clear that the Company anticipates needing additional capital to fund its current operations and for development and expansion of the Company’s business.

Security Ownership of Certain Beneficial Owners and Management, page 31

7.	Please furnish the address of any person who is known to you to be the beneficial owner of more than five percent of any class of your voting securities. Refer to Item 403 of Regulation S-K.

Company Response

Footnotes have been inserted into the Form 8-K to reflect addresses for the persons listed in the table.

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

January 20, 2017

Market Price of and Dividends on Common Equity and Related Stockholder Matters, page 37

8.	In consideration of your 2016 Omnibus Incentive Plan, please provide all information required by Item 201 of Regulation S-K, including information regarding securities authorized for issuance under equity compensation plans in the appropriate tabular format.

Company Response

All information required to be disclosed under Item 201 is already disclosed in the narrative disclosure provided. In light of the fact that no shares, options, warrants or other rights have been issued under the Company’s 2016 Omnibus Incentive Plan, the Company requests that the Staff waive this comment as the inclusion of the table would not provide an investor or reader with any additional material information.

Exhibit 99.1

Age of Financial Statements

9.	Please update the financial statements and other information in the filing to include the interim period ended October 31, 2016.

Company Response

Unaudited financial information for Sing Kong China as of and for the six-month period ended October 31, 2016, has been included in this filing in response to this comment, and the corresponding financial pro forma has also been updated.

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

January 20, 2017

Notes to Financial Statements

Summary of Significant Accounting Policies

10.	We note your disclosure that you have developed a proprietary SCM online software system presently used by approximately seven of your customers. Please expand your disclosure to discuss the accounting for this software. In your response, tell us how software development costs are accounted for, if material, and tell us the related guidance you use for recording these costs. Refer to ASC 350-40 and ASC 985.

Company Response

The accumulated cost of developing the proprietary SCM online software system was approximately $29,000, which primarily consisted of the salaries of the staff involved in the software development. We note that the software is used internally by the Company and is also available for use by customers. The software is not being sold to outside parties, and was not developed as a product that would be sold to third parties.

Since the Company was not able to distinguish the hours and other costs between the stages of 1) preliminary project stage, 2) application development stage and 3) postimplementation-operation stage, the Company determined to expense the whole amount of software development cost. This amount was properly recorded as G&A expenses during the period when the related cost was incurred.

If you have any further comments or wish to discuss anything further, please do not hesitate to contact us.

Very truly yours,

Schlueter & Associates, P.C.

By:	/s/ Henry F. Schlueter
Henry F. Schlueter

C:	Starlight Supply Chain Management Company
Joshua Shainess (SEC)